SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO §240.13d-2(a)

Under the Securities Act of 1934

(Amendment No. 6)

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G36738105

(CUSIP Number)

Bruce A. Jordan

Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, FL 33134

(305) 520-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36738105	13D	Page 2 of 18

1.	NAMES OF REPORTING PERSONS Sumaya Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 3,771,666 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 3 of 18

1.	NAMES OF REPORTING PERSONS Mohammad Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 5,729,055 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 4 of 18

1.	NAMES OF REPORTING PERSONS Oussama Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 3,897,882 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 5 of 18

1.	NAMES OF REPORTING PERSONS Maher Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 3,529,400 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 6 of 18

1.	NAMES OF REPORTING PERSONS Amir Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 3,993,596 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 7 of 18

1.	NAMES OF REPORTING PERSONS Fatima Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 217,956 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 8 of 18

1.	NAMES OF REPORTING PERSONS Nariman Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 218,956 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 9 of 18

1.	NAMES OF REPORTING PERSONS Maha Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 187,134 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 10 of 18

1.	NAMES OF REPORTING PERSONS Wafa Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 221,956 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 11 of 18

1.	NAMES OF REPORTING PERSONS Hanan Abu-Ghazaleh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 (See Item 5)
8. SHARED VOTING POWER 22,021,557 (See Item 5)
9. SOLE DISPOSITIVE POWER 253,956 (See Item 5)
10. SHARED DISPOSITIVE POWER 0 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,021,557 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. G36738105	13D	Page 12 of 18

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 filed on January 28, 1999, Amendment No. 2 filed on July 30, 2003, Amendment No. 3 filed on November 13, 2007, Amendment No. 4 (“Amendment No. 4”) filed on February 24, 2009 and Amendment No. 5 (“Amendment No. 5”) filed on June 15, 2009 (the “Schedule 13D” and, as amended by this Amendment No. 6, the “Statement”) with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Amendment is hereby filed by the Reporting Persons.

(a) Name of the Reporting Persons.

(1) Sumaya Abu-Ghazaleh

(2) Mohammad Abu-Ghazaleh

(3) Oussama Abu-Ghazaleh

(4) Maher Abu-Ghazaleh

(5) Amir Abu-Ghazaleh

(6) Fatima Abu-Ghazaleh

(7) Nariman Abu-Ghazaleh

(8) Maha Abu-Ghazaleh

(9) Wafa Abu-Ghazaleh

(10) Hanan Abu-Ghazaleh

(b) Residence or business address of the Reporting Persons.

(1) The business address of each of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.

(2) The business address of each of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.

CUSIP No. G36738105	13D	Page 13 of 18

(c) Present principal occupation or employment.

(1) Sumaya Abu-Ghazaleh’s present principal occupation is retiree.

(2) Mohammad Abu-Ghazaleh’s present principal occupation is Chairman of the Board, Director and Chief Executive Officer of the Company. The Company’s global business is primarily the worldwide sourcing, transportation and marketing of fresh and fresh-cut produce. The Company’s principal executive office is located at Walker House, Mary Street, P.O. Box 908 GT, Georgetown, Grand Cayman, Cayman Islands and its U.S. executive office is located at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida, 33134. Mohammad Abu-Ghazaleh is also the Chief Executive Officer of IAT Group Inc., a company incorporated under the laws of the Cayman Islands (“IAT”).

(3) Oussama Abu-Ghazaleh’s present principal occupation is as an individual investor.

(4) Maher Abu-Ghazaleh’s present principal occupation is Managing Director of Suma International General Trading and Contracting Company, whose principal business is cold storage and whose address is P.O. Box 215 Safat, 13003 Kuwait.

(5) Amir Abu-Ghazaleh’s present principal occupation is General Manager of Abu-Ghazaleh International Company, whose principal business is the distribution and marketing of fresh produce and whose address is P.O. Box 1767, Dubai, United Arab Emirates. Amir Abu-Ghazaleh is also a Director of the Company.

(6) The present principal occupation of each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is homemaker.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

(1) Each of Sumaya Abu-Ghazaleh and Maher Abu-Ghazaleh is a citizen of Lebanon.

(2) Oussama Abu-Ghazaleh is a citizen of Chile.

(3) Each of Mohammad Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh is a citizen of Jordan.

CUSIP No. G36738105	13D	Page 14 of 18

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The Amended Voting Agreement (as defined in Item 6 below) is intended to give certain limited rights of transfer to the Stockholders (as such term is defined in the Amended Voting Agreement) who are party thereto.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	As of the date of this Amendment No. 6, each of the Reporting Persons is deemed to beneficially own 22,021,557 Ordinary Shares, which constitutes 34.4% of the Ordinary Shares outstanding (based on 63,615,411 shares outstanding as of January 19, 2010).

To the best knowledge of the Reporting Persons, and except as described herein, none of Reporting Persons own or beneficially own any additional Shares.

(b)	As of the date hereof: (i) Sumaya Abu-Ghazaleh has sole dispositive power of 3,771,666 Ordinary Shares, which constitutes approximately 5.93% of the Ordinary Shares; (ii) Mohammad Abu-Ghazaleh has sole dispositive power of 5,729,055 Ordinary Shares consisting of 5,310,455 Ordinary Shares and 418,600 currently exercisable call options, which constitutes approximately 8.95% of the Ordinary Shares outstanding; (iii) Oussama Abu-Ghazaleh has sole dispositive power of 3,897,882 Ordinary Shares, which constitutes approximately 6.13% of the Ordinary Shares outstanding; (iv) Maher Abu-Ghazaleh has sole dispositive power of 3,529,400 Ordinary Shares consisting of 3,510,650 Ordinary Shares and 18,750 currently exercisable call options, which constitutes approximately 5.55% of the Ordinary Shares outstanding; (v) Amir Abu-Ghazaleh has sole dispositive power of 3,993,596 Ordinary Shares consisting of 3,974,846 Ordinary Shares and 18,750 currently exercisable call options, which constitutes approximately 6.28% of the Ordinary Shares outstanding; (vi) Fatima Abu-Ghazaleh has sole dispositive power of 217,956 Ordinary Shares, which constitutes approximately 0.34% of the Ordinary Shares outstanding; (vii) Nariman Abu-Ghazaleh has sole dispositive power of 218,956 Ordinary Shares, which constitutes approximately 0.34% of the Ordinary Shares outstanding; (viii) Maha Abu-Ghazaleh has sole dispositive power of 187,134 Ordinary Shares, which constitutes approximately 0.29% of the Ordinary Shares outstanding; (ix) Wafa Abu-Ghazaleh has sole dispositive power of 221,956 Ordinary Shares, which constitutes approximately 0.35% of the Ordinary Shares outstanding; and (x) Hanan Abu-Ghazaleh has sole dispositive power of 253,956 Ordinary Shares, which constitutes approximately 0.40% of the Ordinary Shares outstanding.

As a result of the Abu-Ghazaleh Investors’ shared voting power with respect to the Ordinary Shares pursuant to the Amended Voting Agreement, each individual Reporting Person who is an Abu-Ghazaleh Investor may be deemed to beneficially own the 22,021,557 Ordinary Shares, representing approximately 34.4% of the outstanding Ordinary Shares. However, such Reporting Persons do not share dispositive power with respect to the Ordinary Shares directly held by other Reporting Persons.

CUSIP No. G36738105	13D	Page 15 of 18

(c)	From December 29, 2009 to January 19, 2010, Oussama Abu-Ghazaleh sold 35,907 Ordinary Shares in open market transactions. A brief description of each transaction is below:

Date of Transaction	Number of Ordinary Shares Sold	Price Per Share ($) (1)
December 29, 2009	3,000	22.5413	(2)
December 30, 2009	6,000	22.5772	(3)
January 4, 2010	5,100	22.6741	(4)
January 5, 2010	100	22.60
January 8, 2010	800	22.5750	(5)
January 11, 2010	5,400	22.6854	(6)
January 12, 2010	1,000	22.4160	(7)
January 13, 2010	7,107	22.8107	(8)
January 14, 2010	3,000	22.8061	(9)
January 15, 2010	1,700	22.7400	(10)
January 19, 2010	2,700	22.7548	(11)

(1)	This reflects the average sales price for each day. The Reporting Person will provide to the Securities and Exchange Commission upon request full information regarding the number of shares sold at each separate price.
(2)	Price per share ranged between $22.50 and $22.60.
(3)	Price per share ranged between $22.50 and $22.74.
(4)	Price per share ranged between $22.50 and $22.88.
(5)	Price per share ranged between $22.40 and $22.60.
(6)	Price per share ranged between $22.40 and $22.99.
(7)	Price per share ranged between $22.40 and $22.46.
(8)	Price per share ranged between $22.50 and $23.12.
(9)	Price per share ranged between $22.70 and $22.99.
(10)	Price per share ranged between $22.70 and $22.81.
(11)	Price per share ranged between $22.70 and $22.90.

Other than these transactions, to the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Ordinary Shares during the 60-day period prior to the date hereof.

(d)	No other person is known by any of the Reporting Persons to have the right to receive or power to direct the receipt o f dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons

(e)	Due to the disposition of all Ordinary Shares owned directly by IAT upon consummation of the transactions under the Additional IAT Repurchase Agreements, IAT is no longer required to be a reporting person under Section 13(d) of the Exchange Act and the related rules promulgated thereunder. In light of the foregoing, IAT will no longer file a statement on Schedule 13D unless and until such time as it is required to be a reporting person under Section 13(d) of the Exchange Act.

CUSIP No. G36738105	13D	Page 16 of 18

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

This Amendment No. 6 is filed as a result of the consummation of an Amended and Restated Voting Agreement (the “Amended Voting Agreement”), dated as of January 19, 2010, by and among each of the Abu-Ghazaleh Investors in their capacity as shareholders of the Company and Mohammad Abu-Ghazaleh. The Amended Voting Agreement amends and restates the Voting Agreement, dated February 20, 2009 (the “Original Voting Agreement”), among the parties as described in Items 3 and 4 of Amendment No. 4.

The Amended Voting Agreement (i) eliminates the restriction of Stockholders from entering into a contract, option or other arrangement or understanding with respect to the Shares, and (ii) provides that if a Stockholder engages in a Transfer of any or all of the Shares that it beneficially owns, and such Transfer results in the Stockholder no longer owning such Shares, then the Amended Voting Agreement would terminate and shall be of no further force or effect with respect to those Shares.

All other terms of the Original Voting Agreement remain unchanged.

Item 7. Material to be Filed as Exhibits.

The following text is added at the end of Item 7.

16	Amended and Restated Voting Agreement, attached hereto as Exhibit 16.

CUSIP No. G36738105	13D	Page 17 of 18

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2010

SUMAYA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MOHAMMAD ABU-GHAZALEH

/s/ Mohammad Abu-Ghazaleh

OUSSAMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHER ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

AMIR ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

FATIMA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

CUSIP No. G36738105	13D	Page 18 of 18

NARIMAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

MAHA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

WAFA ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact

HANAN ABU-GHAZALEH

By:	/s/ Mohammad Abu-Ghazaleh
Name:	Mohammad Abu-Ghazaleh
Title:	Attorney-in-fact